                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

    For the fiscal year ended December 31, 2000

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

    For the transition period from _________ to ________

    Commission File Number 1-5406
                           ------


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Houghton Mifflin 401(k) Savings Plan


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Houghton Mifflin Company
       222 Berkeley Street
       Boston, Massachusetts 02116-3764

                                HOUGHTON MIFFLIN

                               401(k) SAVINGS PLAN



             Audited Financial Statements and Supplemental Schedules


                     Years ended December 31, 2000 and 1999

                      Houghton Mifflin 401(k) Savings Plan

                     Years ended December 31, 2000 and 1999

                                Table of Contents



                                                                        Page No.

Report of Independent Auditors                                                3

Audited Financial Statements:

    Statements of Net Assets Available for Benefits as of
    December 31, 2000 and 1999                                                4

    Statements of Changes in Net Assets Available for Benefits for the
    years ended December 31, 2000 and 1999                                    5

Notes to Financial Statements                                              6-14

Supplemental Schedules:

    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)           16

    Schedule H, Line 4j - Schedule of Reportable Transactions                17


Signature                                                                    18

Index to Exhibits                                                            19

Exhibit 23:  Consent of Independent Auditors                                 20

                         REPORT OF INDEPENDENT AUDITORS


The Retirement Committee and Participants
Houghton Mifflin 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Houghton Mifflin 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Boston, Massachusetts                                /s/ Ernst & Young LLP
May 17, 2001, except for Note 5,
as to which the date is
June 1, 2001

                      Houghton Mifflin 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999

                           (In thousands of dollars)


                                                          2000          1999
                                                       ---------       --------

Assets

     Investments, at fair value                         $187,827       $181,230

     Contributions and other receivables                      99            248

                                                       ---------       --------
Net assets available for benefits                       $187,926       $181,478
                                                       =========       ========



                 See accompanying notes to financial statements.

                      Houghton Mifflin 401(k) Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2000 and 1999

                            (In thousands of dollars)


                                                          2000          1999
                                                       ---------      ---------
Additions to net assets attributed to:
   Investment Income:
     Interest income .............................     $   1,297      $   1,002
     Dividend income .............................         8,089          9,530
     Net depreciation in
        fair value of investments ................        (6,006)        (1,655)
                                                       ---------      ---------
                                                           3,380          8,877
   Contributions:
     Participants ................................        10,911          9,728
     Employer ....................................         4,567          4,024
     Rollovers ...................................         1,589          6,142
                                                       ---------      ---------
                                                          17,067         19,894
                                                       ---------      ---------
          Total Additions ........................        20,447         28,771

Deductions from net assets attributed to:
     Withdrawals and distributions ...............       (13,921)       (12,306)
     Administrative expense ......................           (78)           (75)
                                                       ---------      ---------
          Total Deductions .......................       (13,999)       (12,381)
                                                       ---------      ---------
Net increase .....................................         6,448         16,390

Net assets available for benefits:
     Beginning of Year ...........................       181,478        165,088
                                                       ---------      ---------
     End of Year .................................     $ 187,926      $ 181,478
                                                       =========      =========


                 See accompanying notes to financial statements.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 2000


1. Plan Description

The following brief description of the Houghton Mifflin 401(k) Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Houghton Mifflin 401(k) Savings Plan is a defined contribution plan adopted as of January 1, 1981, and most recently amended January 1, 1998. It is a long-term savings and investment program to which Houghton Mifflin Company ("the Company") and its employees contribute. The Plan was designed to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In connection with the acquisition of Sunburst Technologies, Inc. in May 1999, approximately $4,222,000 of the assets and the participants' equity balances of the retained employees, which qualified under IRC Section 401(k), transferred to the Plan in 1999. These amounts are included in rollovers for the year ended December 31, 1999.

PARTICIPATION

Employees of Houghton Mifflin Company and its subsidiaries who are scheduled to provide 1,000 or more hours of service in the first twelve months after hire are eligible. Employees are not eligible for Company matching contributions until the successful completion of one year of eligible service.

VESTING

Each participant is immediately vested in his or her voluntary salary contributions plus the earnings thereon. A participant becomes fully vested in the Company's matching contributions once the contribution has been made.

                      Houghton Mifflin 401(k) Savings Plan

1.  Plan Description - continued

CONTRIBUTIONS

Eligible employees can elect to contribute in total 1% to 15% of their compensation, excluding compensation in excess of $170,000 for 2000 and $160,000 for 1999, subject to an annual deferral limit for plans operating under Section 401(k) of the IRC ($10,500 in 2000 and $10,000 in 1999), to any of the
investment options offered by the Plan. Employee contributions are made from participants' wages through payroll deductions. The Company will match an employee's contribution in amounts up to 4 1/2% of employee compensation. Subject to the above limitations, the Company will match the first 3% of a participant's compensation that is invested in the Houghton Mifflin Stock Fund, which consists entirely of Houghton Mifflin Company Common Stock, on a 100% basis, and for contributions invested in the Houghton Mifflin Stock Fund above this 3% or on contributions up to 6% invested in other funds, the Company will match on a 50% basis. Company contributions are invested solely in the Houghton Mifflin Stock Fund, which is considered a nonparticipant-directed fund.

LOANS

A participant may obtain a loan against his or her account balance up to 50% of the total aggregate value, limited as defined. Only one loan may be outstanding at a time, and all loans are pre-approved. The minimum amount is established at $500. The maximum outstanding loan balance, including accrued interest, is $50,000. The interest rate on the loan is a fixed rate, based on the prime rate published in the Wall Street Journal on the first business day of the calendar quarter in which the loan commences. Loans are amortized on a straight-line basis over the term of the loan, must be repaid in installments, at a minimum quarterly, and must be repaid in total within five years. The payments can be made by after-tax payroll deductions.

TRUSTEE

Effective December 1, 1994, the Plan is administered under the terms of a Trust Agreement with Fidelity Management Trust Company ("Fidelity"). The Plan's Trust Agreement conforms to guidelines for salary reduction plans under Section 401(k) of the Internal Revenue Code.

Under the Trust Agreements, the Company remits contributions directly to the Trustee, which the trustee must invest as directed by the participants. The Trustee has discretionary authority, subject to certain limitations as specified in the agreement, for the purchase and sale of investments. The Trustee holds temporary cash reserves in short-term funds until the individual fund investments can be made.

                      Houghton Mifflin 401(k) Savings Plan

1.  Plan Description - continued

BENEFIT PAYMENTS

Upon retirement or termination, distribution of account balances may be made as follows: (1) a lump-sum payment of shares of Company stock and/or cash, (2) extended cash payments over a period not to exceed 20 years, (3) periodic payment of any amount until age 70 1/2, at which time another option must be elected. Retiring or terminating members under the age of 65 who have over $5,000 in the Plan may elect to defer payment of their account balance until a later date. Members may make early withdrawals under certain limited conditions as set forth in the Plan.

PLAN AMENDMENT OR TERMINATION

While the Company currently intends to continue the Plan, it reserves the right to amend, change or terminate the Plan at any time. In the event of termination, all interest will be distributed to the participants or will continue to be administered by the Plan committee and later distributed in a manner approved by the Internal Revenue Service.

INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 6, 1997, that the Plan and the related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Retirement Committee believes the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.


2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The supplemental schedules have been prepared to satisfy the reporting and disclosure requirements of ERISA.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

                      Houghton Mifflin 401(k) Savings Plan

2. Summary of Significant Accounting Policies - continued

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of Plan earnings. Net investment income is allocated to participants based upon the ratio each participant's share bears to the respective fund.

INVESTMENTS

Investments in group annuity contracts with insurance companies are valued at cost plus accumulated interest, which approximates fair value. Investments in mutual funds are carried at fair value determined by the number of units held by the Plan and the current value of each unit based upon quotations obtained from national securities exchanges on the last day of the Plan year. The FMTC Institutional Money Market is valued at its redemption price, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on the trade date of the related transactions. Dividend income is recognized on the ex-dividend date and interest income is recorded as earned. All dividend and interest income is reinvested in the respective funds.

Common stock of Houghton Mifflin Company is valued at the closing price on the last day of the Plan year as stated on the New York Stock Exchange.

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                      Houghton Mifflin 401(k) Savings Plan

                   Notes to Financial Statements - (Continued)



3. Nonparticipant-Directed Investments

The following is disclosure of the Houghton Mifflin Stock Fund's net assets available for benefits at December 31, 2000 and 1999:


         All amounts are presented in thousands of dollars:

                                                         2000           1999
                                                        -------        --------

         Assets

              Investments, at fair value                $72,946        $64,452

              Contributions and other receivables            58            228
                                                        -------        -------
         Net assets available for benefits              $73,004        $64,680
                                                        =======        =======

                      Houghton Mifflin 401(k) Savings Plan

3. Nonparticipant-Directed Investments - continued

The following is disclosure of the Houghton Mifflin Stock Fund's changes in net assets available for benefits for the years ended December 31, 2000 and 1999:


         All amounts are presented in thousands of dollars:

                                                          2000          1999
                                                         --------      --------
Additions to net assets attributed to:
   Investment Income:
     Interest income ...............................     $     62      $     56
     Dividend income ...............................          805           761
     Net appreciation (depreciation) in
        fair value of investments ..................        6,892        (7,430)
                                                         --------      --------
                                                            7,759        (6,613)
   Contributions:
     Participants ..................................        3,519         3,161
     Employer ......................................        4,565         4,043
     Rollovers .....................................           42           312
     Loans .........................................          172           248
                                                         --------      --------
                                                            8,298         7,764
                                                         --------      --------
          Total Additions ..........................       16,057         1,151

Deductions from net assets attributed to:
     Withdrawals and distributions .................       (3,854)       (3,461)
     Administrative expense ........................          (20)          (17)
                                                         --------      --------
          Total Deductions .........................       (3,874)       (3,478)
                                                         --------      --------

Net (decrease) increase prior to interfund
     transfers .....................................       12,183        (2,327)

Interfund transfers ................................       (3,859)       (2,971)
                                                         --------      --------
Net (decrease) increase ............................        8,324        (5,298)

Net assets available for benefits:
     Beginning of Year .............................       64,680        69,978
                                                         --------      --------
     End of Year ...................................     $ 73,004      $ 64,680
                                                         ========      ========

                      Houghton Mifflin 401(k) Savings Plan

4. Investments

The fair value of the investments held by the Plan at December 31, 2000 and 1999 are summarized as follows:


All amounts are presented in thousands of dollars:

                                                           2000          1999
                                                         --------      --------
MANAGED INCOME FUND:
AUSA, group annuity contract .....................       $    924      $    876
FMTC Institutional Money Market ..................         18,551        19,284
                                                         --------      --------
Total ............................................         19,475        20,160

Houghton Mifflin Company Common Stock.............         72,946        64,452

MUTUAL FUND INVESTMENTS:
The Parnassus Fund ...............................           --           2,422
Fidelity Puritan(R)Fund ..........................         22,976        25,155
Fidelity Magellan(R)Fund .........................         22,074        22,511
Fidelity Contrafund ..............................         22,946        24,853
Fidelity Investment Grade Bond Fund ..............          3,010         2,886
Berger Small Cap Value Fund ......................          1,445           743
Domini Social Equity Index Fund ..................          2,612           305
Templeton Foreign Fund I .........................          2,631         2,181
The Putnam Fund for Growth and Income ............          2,283         2,239
The Putnam New Opportunities Fund ................          7,428         5,771
Spartan U.S. Equity Index Fund ...................          6,205         5,870
                                                         --------      --------
Total ............................................         93,610        94,936

Loans Receivable .................................          1,796         1,682

                                                         --------      --------
Total Plan Investments ...........................       $187,827      $181,230
                                                         ========      ========

                      Houghton Mifflin 401(k) Savings Plan

4. Investments - continued

During 2000 and 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:


All amounts are presented in thousands of dollars:


                                                         Year ended December 31,
                                                         -----------------------
                                                          2000           1999
                                                         -------        -------
Houghton Mifflin Company Common Stock ............       $ 6,892        $(7,430)
the Parnassus Fund ...............................          --              691
Fidelity Puritan(r)fund ..........................          (258)        (1,309)
Fidelity Magellan(r)fund .........................        (3,131)         2,402
Fidelity Contrafund ..............................        (4,567)         1,303
Fidelity Investment Grade Bond Fund ..............           107           (190)
Berger Small Cap Value Fund ......................           138              7
Domini Social Equity Index Fund ..................          (500)            27
Templeton Foreign Fund I .........................          (179)           420
the Putnam Fund for Growth and Income ............            87           (211)
the Putnam New Opportunities Fund ................        (3,915)         1,844
Spartan U.S. Equity Index Fund ...................          (680)           791
                                                         -------        -------
     Net Change in Fair Value ....................       $(6,006)       $(1,655)
                                                         =======        =======


The Plan routinely purchases and sells common stock of the Plan's sponsor, Houghton Mifflin Company, a party-in-interest. During 2000, the Plan had purchases of 260,538 shares of the stock for $11,313,499 and sales of 215,311 shares for $9,711,128. During 1999, the Plan had purchases of 225,018 shares of the stock for $9,771,371 and sales of 185,219 shares for $8,194,740.

Plan investments include mutual funds, which are administered by Fidelity. Fidelity is the Plan's trustee and, therefore, these transactions qualify as party-in-interest transactions.

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                      Houghton Mifflin 401(k) Savings Plan

                   Notes to Financial Statements - (Continued)



5. Subsequent Event

On June 1, 2001, the Company and Vivendi Universal (Vivendi), an international media and publishing company, entered into an Agreement and Plan of Merger, pursuant to which Soraya Merger Inc., a wholly-owned subsidiary of Vivendi, will offer to purchase all outstanding common stock of the Company for $60.00 per share through a cash tender offer. After completion of the cash tender offer, the Company and Soraya will merge, so that the Company will become a wholly-owned subsidiary of Vivendi. The transaction, which is valued at approximately $1.7 billion, is subject to regulatory approvals and to other customary conditions, including the tender of at least two-thirds of the Houghton Mifflin shares. No change has been made to the Plan with regards to this transaction.

                             SUPPLEMENTAL SCHEDULES

                      Houghton Mifflin 401(k) Savings Plan

               Employer Identification No. 04-1456030 Plan No. 003

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000


In thousands of dollars, except shares and unit amounts


                                               Description of Investment,
                                               Including Rate of Interest and                           Current
Identity of Issue                              Maturity Date                             Cost            Value
-------------------------------------------    --------------------------------     ---------------    ----------
AUSA Insurance Company                         Guaranteed group annuity
                                               contracts                                               $   924

FMTC Institutional Money Market*               18,550,597 shares
                                                                                                         18,551
                                                                                                       --------
                                                                                                         19,475
Houghton Mifflin Company*
  Common Stock                                 1,572,970 shares                         $41,343          72,946

Fidelity Puritan(R)Fund*                       1,220,168 shares                                          22,976

Fidelity Magellan(R)Fund*                      185,031 shares                                            22,074

Fidelity Contrafund*                           466,663 shares                                            22,946

Fidelity Investment Grade Bond Fund*           420,434 shares                                             3,010

Berger Small Cap Value Fund                    56,754 shares                                              1,445

Domini Social Equity Index Fund                75,555 shares                                              2,612

Templeton Foreign Fund I                       254,451 shares                                             2,631

The Putnam Fund for Growth and Income
                                               116,875 shares                                             2,283

The Putnam New Opportunities Fund              126,709 shares                                             7,428

Spartan U.S. Equity Index Fund                 132,548 shares                                             6,205
                                                                                                       --------
                                                                                                        186,031
Loans Receivable *                             7.75% to 9.50%                                             1,796
                                                                                                       --------
TOTAL                                                                                                  $187,827
                                                                                                       ========


* Indicates party-in-interest to the Plan.

                      Houghton Mifflin 401(k) Savings Plan

               Employer Identification No. 04-1456030 Plan No. 003

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year Ended December 31, 2000



                                                                                              Current Value
                                        No. of                                                 Of Asset on
    Identity of         Description     Trans-      Purchase      Selling       Cost of        Transaction
  Party Involved         of Issues      actions       Price        Price         Asset            Date        Gain/(Loss)
--------------------    ------------    -------     ---------    ----------   -------------   -------------  ------------
CATEGORY (III)
Series of transactions within the plan year that exceeded 5% of value of net assets available for benefits:

Houghton*            Common Stock         125      $11,313,499          N/A    $11,313,499    $11,313,499          N/A
Mifflin Company                           225              N/A   $9,711,128      6,680,006      9,711,128   $3,031,122


* Indicates party-in-interest to the Plan.

There were no category (i), (ii) or (iv) reportable transactions during 2000.

                                    Signature




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           Houghton Mifflin 401(k) Savings Plan


Date: June 27, 2001                        /s/ Gary L. Smith
      -----------------------              -------------------------------------
                                           Gary L. Smith
                                           Senior Vice President, Administration

                      Houghton Mifflin 401(k) Savings Plan
                                Index To Exhibits
                                    Item 6(a)



                                                                PAGE NUMBER IN
EXHIBIT NO          DESCRIPTION OF DOCUMENT                     THIS REPORT
----------          -----------------------                     --------------
(23)                Consent of Independent Auditors                 20